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Follow-Up Materials

08004948

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ____________

PROCESSED
SEP 17 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00006 FISCAL YEAR: ________

(03/94)

SUPPL

EUROPEAN BANK
for Reconstruction and Development

Income statement and balance sheet

for the year ended

31 December 2007

Income Statement

For the year ended 31 December 2007

	Year to 31 December 2007 € million	Year to 31 December 2006 € million
Interest and similar income		
From loans	594	515
From fixed-income debt securities and other interest	699	550
Interest expense and similar charges	(717)	(603)
Net interest income	**576**	462
Net fee and commission income	14	15
Dividend income	87	87
Net gains from share investments at fair value through profit or loss	1,071	898
Net gains from available-for-sale share investments	266	1,195
Net (losses)/gains from available-for-sale Treasury assets	(1)	16
Net (losses)/gains from dealing activities at fair value through profit or loss	(8)	7
Foreign exchange movement	1	1
Fair value movement on non-qualifying and ineffective hedges	(72)	(14)
Operating income	**1,934**	2,667
General administrative expenses	(240)	(212)
Depreciation and amortisation	(11)	(13)
Operating profit before provisions	**1,683**	2,442
Provisions for impairment of loan investments	201	(53)
Net profit for the year	**1,884**	2,389

Balance Sheet

At 31 December 2007

	€ million	31 December 2007 € million	€ million	31 December 2006 € million
Assets				
Placements with and advances to credit institutions	4,514		3,135	
Collateralised placements	1,818		2,573	
	6,332		5,708	
Debt securities				
At fair value through profit or loss	1,501		1,764	
Available-for-sale	6,873		6,831	
	8,374		8,595	
		14,706		14,303
Other assets				
Derivative financial instruments	1,961		2,130	
Other financial assets	825		994	
		2,786		3,124
Loan investments				
Loans	8,985		8,311	
Less: Provisions for impairment	(124)		(341)	
		8,861		7,970
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	3,469		2,400	
Available-for-sale share investments	3,124		2,653	
	6,593		5,053	
Treasury portfolio				
Available-for-sale share investments	47		-	
		6,640		5,053
Intangible assets		39		21
Property, technology and office equipment		43		28
Paid-in capital receivable		100		192
Total assets		33,175		30,691
Liabilities				
Borrowings				
Amounts owed to credit institutions	1,462		1,194	
Debts evidenced by certificates	16,209		15,622	
		17,671		16,816
Other liabilities				
Derivative financial instruments	631		506	
Other financial liabilities	999		1,197	
		1,630		1,703
Total liabilities		19,301		18,519
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		8,676		6,974
Total members' equity		13,874		12,172
Total liabilities and members' equity		33,175		30,691
Memorandum items				
Undrawn commitments		7,117		6,769

FOR IMMEDIATE RELEASE
Date: 6 March 2008

Contact: Anthony Williams
Tel: +44 20 7338 6997
Email: Williama@ebrd.com

EBRD boosts 2007 investments in less advanced economies

Bank to support further reforms as economic risks persist

The EBRD mission to build a strong private sector in eastern Europe took the Bank into more investments than ever before in 2007, many of them in small and medium sized companies in the region's poorest countries.

The year was also marked by ground-breaking initiatives to strengthen and develop financial markets and by projects to promote good practice in energy efficiency, environmental protection and health and safety.

The Bank increased investments significantly in the less advanced economies outside of Russia and central Europe and demonstrated its capacity for assuming risk by making a much higher number of equity investments.

To meet the requirements of these less advanced economies, the EBRD placed a high priority on smaller sized investments, raising investments in the small businesses that are key to supporting broad economic growth.

EBRD investments in 2007 rose to €5.6 billion from €4.9 billion in 2006. Underscoring the Bank's determination to make a broad impact across the economies in which it operates, the number of individual investments increased sharply by 17 per cent from 301to 353.

Looking ahead to the current year, EBRD Vice President Finance Manfred Schepers said the global financial market turbulence that emerged in 2007 had had a relatively limited effect on the EBRD region. But he added risks persist and he stressed the need to pursue financial market and economic reform policies.

"The EBRD is equipped and more than ready to support this process, especially as the prevailing economic uncertainty could lead to some reluctance to invest on the part of international private sector banks and investors," Mr Schepers said.

Continuing market volatility and the threat of further economic weakness could affect 2008 revenues and reduce the value of the EBRD's equity investments in 2008, Mr Schepers warned.

The EBRD's net profit was €1.9 billion in 2007 compared with €2.4 billion in 2006, with the decline mainly reflecting lower gains from the sale of equity investments. Profits in 2006 had been boosted by one significant, individual equity divestment.

Within the overall investments for 2007, the number of small projects with a value of less than €5 million rose 32 per cent to 182. New equity investments rose 66 per cent to €1.7 billion.

For the first time, investments in the EBRD's poorer countries, the Early Transition Countries Armenia, Azerbaijan, Georgia, the Kyrgyz Republic, Moldova, Tajikistan, Uzbekistan and Mongolia - topped the 100 marker, rising to 105 from 80 in 2006. In volume terms, ETC commitments increased by 43 per cent to €416 million in 2007 from €290 million in 2006.

The Bank's investments in the early and intermediate transition countries* reached €2.7 billion, 16 per cent above the 2006 level.

In Russia, annual business volume was €2.3 billion, compared with €1.9 billion in 2006. There was a broad balance between the corporate sector, infrastructure and energy, financial institutions, support to micro, small and medium-sized enterprises and the trade facilitation programme. More than 90 per cent of annual business volume in Russia was committed to projects in the regions, where the EBRD plans to open three additional offices in 2008.

In line with the Bank's strategy of gradually reducing investments in the 8 EBRD countries that joined the EU in 2004, annual business volume in central Europe and the Baltic countries was €546 million, 22 per cent below the 2006 level.

The advanced transition countries† represented a share of 10 per cent of total investments (vs 14 per cent in 2006), with the early and intermediate transition countries taking 49 per cent (vs 48 per cent) and Russia 41 per cent (vs 38 per cent) of the annual business volume.

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* The early and intermediate transition countries are Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, FYR Macedonia, Georgia, Kazakhstan, the Kyrgyz Republic, Moldova, Mongolia, Montenegro, Romania, Serbia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

† The advanced transition countries are Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic and Slovenia.

After the successful transition of the Czech economy over the last 16 years, the Bank will no longer make new investments in the Czech Republic. Other EU-8 nations are expected to stop receiving investments by 2010.

Demand for projects to improve energy efficiency in EBRD countries continued unabated in 2007, with sustainable energy investments of over €900 million for the year. The Bank has reached its three year target of investing €1.5 billion in energy efficiency in just over 18 months.

Among energy efficiency investments, a €600 million long term syndicated loan to Russian steel group Severstal will significantly reduce the energy consumption of the company's steelmaking operations.

The EBRD also continued its pioneering work on the international financial markets, arranging the largest ever syndicated loan denominated in roubles – a syndicated loan for an equivalent of €750 million for a Volkswagen plant in Russia. 80 per cent of this loan was syndicated to international commercial banks.

To fund its growing rouble funding requirements, the EBRD also issued the first "global bond" in roubles, providing access to the Russian market for global investors.

The EBRD, owned by 61 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies from central Europe to central Asia. Visit the EBRD's website: www.ebrd.com

END